Exhibit 14.1

Marpai Code of Ethics

Marpai is committed to conducting our business in compliance with the law and with the highest ethical standards. As part of this commitment, we require all employees, directors and officers to comply with our Code of Ethics. Employees, directors and officers of our subsidiaries or business units are also required to comply with this code. In addition to the Code of Ethics, Marpai is guided by formal policies and procedures, including our Corporate Code of Conduct, compliance policies, company policies and procedures and the Employee Handbook. The Code of Conduct makes it clear that employees, directors and officers will:

•	Comply with the laws, rules, standards and regulations of federal, state, provincial and local governments, and other public or private regulatory, listing and standard-setting agencies.
•	Engage in honest and ethical conduct. This includes avoiding any actual or apparent conflicts of interest between personal relationships and professional responsibilities to Marpai. Any material transaction or relationship that could be expected to create an actual or apparent conflict of interest must be promptly reported to the Legal Department or the Chief Compliance Officer.
•	Proactively promote ethical and honest behavior within Marpai and its subsidiaries and affiliates.
•	Promptly report any possible violation of this code to the Chief Compliance Officer.

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